Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Fort McKay First Nation and Suncor Energy to partner on prospective oil sands development opportunity on reserve lands

Calgary, Alberta (March 7, 2024) – Fort McKay First Nation (FMFN) and Suncor (TSX: SU) (NYSE: SU) today announced the signing of a Memorandum of Understanding (MOU) on a prospective oil sands lease development opportunity on Fort McKay reserve lands in the Regional Municipality of Wood Buffalo and respectively Fort McKay First Nation Traditional Territory. Building on decades of collaboration, the announcement marks a significant milestone for FMFN, a leader in working with industry to create opportunities for its people while safeguarding the environment, and in Suncor’s Journey of Reconciliation.

"With this agreement, we are creating the conditions for sustainable prosperity, growth and health for our Nation for generations to come, while leading the way on protecting our land and water,” says Chief Raymond Powder of Fort McKay First Nation. “We will bring our values of stewardship and care to this opportunity. In doing so, we are charting a new path for economic development on our lands.”

Under the MOU, Suncor is progressing early stage technical and commercial feasibility assessments to determine the quality and quantity of economically recoverable mineable ore on Lease 174C, which is FMFN Reserve Land.

“We are honoured to be working with Fort McKay First Nation. Through this partnership, Fort McKay First Nation has the opportunity to govern oil sands activity on their land and fully participate and benefit from responsible resource development,” says Peter Zebedee, Suncor’s Executive Vice President – Oil Sands. “This potential opportunity, which has synergies with Suncor’s existing operations, could provide Suncor with bitumen supply optionality post 2040.”

Chief Powder adds, “Our people of Fort McKay First Nation have diligently worked hard for years as a collaborative and reliable partner. This has resulted in building the Nation for opportunities while securing future growth in our community. This is the true meaning of reconciliation. It puts in our hands the tools we need to bring prosperity and a sustainable future for our people.”

Fort McKay First Nation and Suncor are committed to facilitating economic self-determination for Indigenous communities based on mutual trust and respect. Both parties share a goal of maximizing mutual prosperity while minimizing environmental impacts, including supporting Suncor’s commitment to achieving net-zero emissions from its operations by 2050, as a member of the Pathways Alliance.

About Fort McKay First Nation

Fort McKay First Nation has more than 900 band members of Dene and Cree heritage residing on the reserve and abroad. The community is located 50 kilometres north of Fort McMurray along the shores of the Athabasca River. In addition to the Fort McKay community, FMFN has Reserves 174A at Gardiner (Moose) Lake and 174B at Namur (Buffalo) Lake, approximately 65 kilometres northwest of Fort McKay. Moose Lake is the traditional home of what is now the Fort McKay First Nation people. A signatory to Treaty 8, Fort McKay First Nation’s mission is to assert Treaty rights, revitalize culture and language, promote education, build economic capacity, and support wellness to create opportunities for our Nation’s healthy and sustainable future. The Nation also manages a business portfolio of 18 entities. Business revenues are invested in infrastructure, programs, services, and directly benefit both the community of Fort McKay and individual band members. Only five per cent of FMFN’s annual operating budget comes from federal or provincial governments. For more information about Fort McKay First Nation, visit our website at www.fortmckay.com, or follow us on Twitter, Facebook and Instagram.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. Forward-looking statements in this news release include expectations regarding the provision of bitumen supply optionality post 2040, potential synergies with existing Suncor operations, progressing early stage technical and commercial feasibility assessments and Suncor’s commitment to achieving net-zero emissions from its operations by 2050.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Report to Shareholders for the fourth quarter of 2023 dated February 21, 2024, its Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 6, 2023, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by e-mail request to invest@suncor.com; by calling (800) 558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York Stock Exchanges.

Media inquiries:

Fort McKay First Nation

Communications@Fortmckay.com

Suncor

833-296-4570

media@suncor.com